Exhibit I-1
(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

August 27, 2010

To:

From:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi
Chairman of the Board and Chief Executive Officer
(Code: 6460, Listed on First Section of TSE)
Contact:	Koichiro Ueda
General Manager of Group Communication Office
(Phone No: 03-6215-9955)

From:	Sammy NetWorks Co., Ltd.
Name of Representative:	Masaaki Ono
President and Representative Director
(Code: 3745, Listed on TSE Mothers)
Contact:	Sakino Kiyofumi
Executive Vice President and Corporate General Manager
(Phone No: 03-5414-3030)

From:	SEGA TOYS CO., LTD.
Name of Representative:	Yoshiharu Suzuki
President and Representative Director
(Code: 7842 Listed on JASDAQ)
Contact:	Akira Sugano
Executive Vice President and Head of Corporate Department
(Phone No: 03-5774-3600)

From:	TMS ENTERTAINMENT, LTD.
Name of Representative:	Hideki Okamura
President and Chief Executive Officer
(Code: 3585 Listed on Second Section of NSE)
Contact:	Katsuhiro Yamada
Managing Director and Chief Financial Officer
(Phone No: 03-5332-8021)

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Notice Concerning Exchange of Shares to Convert Sammy NetWorks Co., Ltd., SEGA
TOYS CO., LTD. and TMS ENTERTAINMENT, LTD. into Wholly Owned
Subsidiaries of SEGA SAMMY HOLDINGS INC.
     A resolution has been reached at each of the board meetings of SEGA SAMMY HOLDINGS INC. (“SEGA SAMMY”), Sammy NetWorks Co., Ltd. (“Sammy NetWorks”), SEGA TOYS CO., LTD. (“SEGA TOYS”), and TMS ENTERTAINMENT, LTD. (“TMS ENTERTAINMENT”) held today to conduct an exchange of shares (collectively, the “Share Exchange”) in order to convert Sammy NetWorks, SEGA TOYS, and TMS ENTERTAINMENT, as the case may be, into wholly owned subsidiaries of SEGA SAMMY, which will become the wholly owning parent of each such company. The Share Exchange will be conducted pursuant to agreements to exchange shares that have been executed separately between SEGA SAMMY and Sammy NetWorks, SEGA SAMMY and SEGA TOYS and SEGA SAMMY and TMS ENTERTAINMENT (the “Share Exchange Agreements”). The details are discussed below.
     The Share Exchange is to be conducted after each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT obtains approval for the Share Exchange Agreements from its respective shareholders. Sammy NetWorks plans to hold an extraordinary general meeting for this purpose on October 28, 2010, SEGA TOYS plans to hold an extraordinary general meeting for this purpose on November 1, 2010, and TMS ENTERTAINMENT plans to hold an extraordinary general meeting for this purpose on October 27, 2010. SEGA SAMMY will conduct the Share Exchange by implementing procedures for a simplified exchange of shares as prescribed in Article 796(3) of the Companies Act of Japan, without obtaining the approval of the Share Exchange Agreements from shareholders at a general meeting of shareholders.
     Prior to the effective date of the Share Exchange (planned to be December 1, 2010), Sammy NetWorks plans to delist its ordinary shares from the Mothers Market of the Tokyo Stock Exchange (“TSE Mothers”), SEGA TOYS plans to delist its ordinary shares from the JASDAQ market of the Osaka Stock Exchange (“JASDAQ”), and TMS ENTERTAINMENT plans to delist its ordinary shares from the Second Section of the

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Nagoya Stock Exchange (“NSE Second Section”). These delistings are scheduled to take place on November 26, 2010 (with a final trading date of November 25, 2010).
Further Details:
1.	Purposes of Converting Companies into Wholly Owned Subsidiaries through the Share Exchange
     Since the time of the business integration of SEGA CORPORATION (“SEGA”) and Sammy Corporation (“Sammy”) in October 2004, the SEGA SAMMY group has strived to grow its business with the group management objective of solidifying its presence within the expansive entertainment sector as a Comprehensive Entertainment Company.
     In respect of our recent performance, we have responded flexibly in addressing developments such as the current global financial instability as well as changes to the regulatory environment, and have reached a stage at which we see prospects for a recovery in earnings. Nevertheless, concerns about an economic slowdown have resulted in a continued pattern of weak consumption, which has in turn resulted in a negative outlook for the operating environment. Consequently, we have determined that achieving an effective synergy of our management resources within the group and further reinforcing our competitiveness as a Comprehensive Entertainment Company are necessary for achieving further recovery in earnings as well as sustainable growth for the SEGA SAMMY group. Therefore, we seek to integrate our group structure.
     The Share Exchange will facilitate the timely and optimum allocation of human and physical resources by the SEGA SAMMY group, even more than as currently allocated, and will enable management decisions to be made and executed flexibly and rapidly in order to achieve our group management strategies. Synergies and complementary gains can be expected from closer ties among management resources, such as the strong intellectual property and content resources that are scattered throughout our group, and we therefore believe that the Share Exchange will strongly contribute to the creation of an organizational infrastructure that will leverage the integrated capabilities of the group to the greatest extent possible. In addition to these synergies in business, we also intend to take advantage of the Share Exchange to consolidate management of the group. We will do so with the aim of enhancing the

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corporate value of the group as a whole, realizing not merely accounting profits but also substantive economic value, by capturing the benefits arising from consolidation of head office functions, efficient cash management, consolidated payment of taxes and other measures.
     The Share Exchange will enable each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT to make investments both across business sectors and concentrated in areas such as animation, games and toys over the entire SEGA SAMMY group without being constrained by the need to show short term profits or profits at each individual company. As a result, high quality intellectual property and content can be developed and incubated. We believe that this will not only reduce the risks associated with such activities as individual investments, but also create opportunities for broad-based use of intellectual property and content that have been painstakingly developed by leveraging the assets of the group as a whole, thereby enabling each company to earn substantial profits.
     Moreover, we believe that turning each such company into a wholly owned subsidiary of SEGA SAMMY will result in a structure that can utilize the abundant financial resources as well as the research and development resources of the SEGA SAMMY group in areas extending beyond intellectual property and content, without being constrained by potential conflicts of interest or other matters associated with stock listings.
     A further business advantage will be the ability to utilize our group resources in administrative and indirect divisions, which is expected to enable substantial cost savings and facilitate the development of a superior internal control and compliance framework.
     Moreover, as discussed separately below for each such company, the Share Exchange is entirely for the purpose of increasing the corporate values of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT and thereby enhancing the value of the SEGA SAMMY group as a whole. Delisting the companies is not the final objective. Rather, we believe that delisting will enable the reduction of costs associated with maintaining share listings, as well as the building of their businesses from a medium- to long-term perspective that will alleviate concerns relating to short-term business fluctuations, thereby yielding significant advantages for each company in terms of achieving sustainable growth.

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     Sammy NetWorks specializes in content, including the planning, production and distribution of content, including game-related content, provided over the internet to computer and mobile phone users, a sector that continues to experience steady growth, as well as in providing information services and advertising via the internet.
     In its core business of 777TOWN.NET, a pachislot and pachinko online game site for PC users as well as Sammy 777 Town, a pachislot and pachinko game site designed for mobile phone users, the company distributes content that includes many well known actual pachislot and pachinko machines, and is thereby building a solid earnings model that focuses on monthly billing and billing by traffic volume. Both of these services have captured top pachislot and pachinko content market shares.
     Sammy NetWorks is also actively engaged in increasing its sphere of operations, including deployment of point media sites such as yosoo net mobile, through which users can earn points by using services advertised therein and play games and quizzes, as well as uchico, a community for users who are studying for entrance exams that targets junior high school and high school students, and new online games that are based on social networking services.
     However, over the past few years, we have witnessed enormous technical innovations in the market for PC and mobile phone oriented content, such that the company has faced pressure to embrace new technologies in order to provide high quality content in advance of other companies. Moreover, even in the company’s core sector of pachislot and pachinko games, achieving further growth now requires the creation of new value-added features that accurately address widely differing demands of customers as well as flexible and rapid commercialization.
     In order to accommodate a business environment that combines rapid technical innovation and severe competition, and to create new businesses and services that remain current, it will be necessary for Sammy NetWorks to increase its collaboration within the SEGA SAMMY group through the Share Exchange to effectively leverage the content produced within the group and to strengthen exchanges and utilization of superior development personnel and technologies. These measures are expected to provide a strong boost to these businesses.

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     In the company’s core business as well, we expect that product development will accelerate and diversity increase in respect of product development techniques, resulting in better services.
     SEGA TOYS is building alliances with foreign companies and creating value in new markets, including by developing products for adults as well as children, under the current scenario in which the domestic toy market is mature as a result of declining birth rates and growing diversity in consumer preferences. Moreover, the company is also reducing its management risk by meticulously installing fabless management, while simultaneously embarking on management reform that includes bold structural business reform. As a result, we are moving to the next stage of growth.
     SEGA TOYS and the Canadian toy manufacturer Spin Master Ltd. have collaborated to develop Bakugan, an animated program broadcast in 120 countries worldwide, and developed related products. Bakugan’s performance included becoming a major hit in America, with a Bakugan-related toy winning a Toy of the Year award, and this lineup’s performance has been strengthened, particularly overseas.
     SEGA TOYS also provided 50% of the equity investment involved in establishing Bakugan Limited Liability Partnership (“Bakugan LLP”) which will be the core business entity managing Bakugan in Japan. Through activities such as this, the company will fulfill a key role within the SEGA SAMMY group in commercializing intellectual property with future potential. This will have great significance for future centralized management in connection with superior intellectual property and content within the group, from strategic planning and proposals through implementation and operation. Its activities are planned to extend beyond Bakugan LLP. Much more is expected of SEGA TOYS, as it operates more closely to consumers than any other company in the group.
     The current toy market involves not only the display of toys, but also ensuring that consumers recognize and accept content. This is very important for eliciting purchases. In other words, even if content is superior, profits can only be generated by instilling content recognition in the consumer over the medium- to long-term through such a process. In response to the unique attributes of the modern toy market, it will be possible through the Share Exchange to consolidate the group structure and pursue

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maximum optimization by leveraging, incubating and developing the content existing within the group from a medium- to long-term perspective. Such incubation and development of content is critical for SEGA TOYS, even as it makes use of its position as the group company closest to consumers, and will contribute to the development of the entire group. Also, as a result, we expect an even greater sense of unity and better synergies in the development and commercialization of content by the group as a whole.
     SEGA TOYS is expected to gain financial and management stability through the Share Exchange. This should be very significant for the business of this company, which will continue to require the development and incubation of intellectual property and creation of future demand. Its brand and consolidated strength in being a wholly owned subsidiary of SEGA SAMMY will enable larger transactions within existing relationships. Also, more accessible financing can be expected both within and outside of the company. Moreover, the company will be able to further leverage the marketing expertise and domestic and overseas networks of the SEGA SAMMY group. Combined with larger-scale transactions and more accessible financing, this will also strongly contribute to SEGA TOYS’ goal of globalization.
     The core sectors of TMS ENTERTAINMENT’s business are primarily the planning, production and sales of animation products. Assets of the company include superior intellectual property and content of many types, ranging from prominent products such as Detective Conan to Go! Anpanman and Lupin the 3rd. As one of the leading production companies in the industry, TMS ENTERTAINMENT has produced and holds approximately 9000 animation titles, and has thereby touched and provided joy to many people across generations. Its products are now appreciated in countries throughout the world, not just Japan.
     Nevertheless, falling birthrates and other factors have led to a decline in the ratings of animation programs and a reduction in the number of animation program broadcasts. Related DVD sales have also declined. Factors such as these have made for an increasingly negative industry environment, and TMS ENTERTAINMENT must adopt a business model with a broader perspective that targets growth over the medium- to long-term in order to respond quickly to such changes in the operating environment and continue to grow.

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     Most notably, the production of animation will require larger investments than before, because the development and penetration of 3D computer graphics are causing production costs and technology costs per title to increase. Therefore, TMS ENTERTAINMENT must shift to a business model that uses content effectively and strategically, and manage risks through the group as a whole, not just at TMS ENTERTAINMENT.
     Moreover, each member of the SEGA SAMMY group is involved in businesses closely related to animation, and we believe that the stronger collaborations with the other such group companies that should ensue from the Share Exchange will enable TMS ENTERTAINMENT to achieve further stability and growth in its business development activities in areas such as multifaceted use of content, receipt of orders for video production, and licensing sales. Also, if the Share Exchange leads to stronger relationships with major media players for the group as a whole, then greater competitiveness can also be expected in areas such as securing TV broadcast slots, as well as financing broadcast costs and obtaining original stories, which present key challenges in the field of animation production.
     In addition to business relating to existing characters and the like, we expect progress to be made in respect of major projects and worldwide presentations that leverage the networks and management resources of the group to enable the creation of superior new intellectual property and content, as in the case of Bakugan. This will involve collaboration among various companies in the group to maximize intellectual property value. We therefore believe that the Share Exchange is a very significant endeavor.
     On April 15 of this year, a public announcement was made of the facts involving illicit trading by a former employee of SEGA TOYS. An independent auditing committee conducted a confirmation and study of facts as well as a study of reforms to prevent recurrence. As a result of these activities, the amount of potential damages was determined and such amount was accounted for in the relevant settlement, as reported in the press release of June 3, 2010 titled “Notice of Final Report Concerning Investigation of Inappropriate Transactions by Former Employee of the Company and Measures to Prevent Recurrence.” Moreover, as also reported in such press release, SEGA TOYS has introduced corrective measures to prevent any recurrence of such behavior, which demonstrates its commitment to thorough compliance and enhancement of governance from this point forward. We have also determined that the Share Exchange will allow

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for further implementation of compliance measures and enhanced governance on the part of the SEGA SAMMY group, thereby improving not only SEGA TOYS’s internal controls but also the management efficiency of our group as a whole, as well as strengthening management and administrative infrastructures.
     Through the Share Exchange, the SEGA SAMMY group intends to strengthen its base of operations, achieve sustainable increases in corporate value and make more certain that SEGA SAMMY group will fulfill its management vision that “By providing entertainment filled with dreams and excitement to people throughout the world, we will strive to enrich our society and culture.” We thereby intend to satisfy the expectations of both our shareholders and society at large.
2.  Overview of Share Exchange
(1)	Schedule

Meeting of boards of directors to pass resolution approving the Share Exchange Agreements (4 companies)	August 27, 2010

Execution of the Share Exchange Agreements (4 companies)	August 27, 2010

Public notice of simplified Share Exchange (SEGA SAMMY)	August 30, 2010

Public notice of setting of record date of extraordinary general meeting (Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT)	August 30, 2010

Record date of extraordinary general meeting (Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT)	September 14, 2010

Extraordinary general meetings to approve each of the Share	Sammy NetWorks October 28, 2010 (tentative)

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Exchange Agreements	SEGA TOYS November 1, 2010 (tentative)

TMS ENTERTAINMENT October 27, 2010 (tentative)

Final trading date (Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT)	November 25, 2010 (tentative)

Date of delisting (Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT)	November 26, 2010 (tentative)

Effective date of Share Exchange	December 1, 2010 (tentative)
(Note 1)	SEGA SAMMY plans to use the simplified proceedings stipulated in Article 796(3) of the Companies Act of Japan to execute the Share Exchange without obtaining approval for the Share Exchange Agreements from shareholders at a general meeting of shareholders.

(Note 2)	If necessary, the Schedule for the Share Exchange may be changed if so agreed between SEGA SAMMY and each of the other companies during the course of the Share Exchange, or if necessary for any other reason. Moreover, the terms and conditions of the Share Exchange and/or other content of any of the Share Exchange Agreements may be amended or any of the Share Exchange Agreements may be cancelled by discussion and agreement between the parties to such Share Exchange Agreements if, between the date of execution of any such Share Exchange Agreements and the date they become effective, any change to the financial condition or management of any of the relevant companies occurs as a result of a natural disaster or calamity, or an event occurs or is discovered that will constitute a material impediment to the execution of the Share Exchange, or if it has otherwise become difficult to achieve the objectives of the Share Exchange Agreements.
(2)	Method of Share Exchange

By operation of the Share Exchange, SEGA SAMMY will become the wholly owning parent of Sammy NetWorks, SEGA TOYS and TMS

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ENTERTAINMENT, which will each become SEGA SAMMY’s wholly owned subsidiaries. SEGA SAMMY will execute the Share Exchange by implementing the procedures for a simplified exchange of shares as prescribed in Article 796(3) of the Companies Act of Japan without obtaining approval for the Share Exchange Agreements from shareholders at a general meeting of shareholders, while Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT will each execute the Share Exchange after obtaining approval for their relevant Share Exchange Agreements at their extraordinary general meetings, which, respectively, Sammy NetWorks plans to hold on October 28, 2010, SEGA TOYS plans to hold on November 1, 2010, and TMS ENTERTAINMENT plans to hold on October 27, 2010. The effective date of the Share Exchange is scheduled to be December 1, 2010.
(3)	Allocations in Connection with the Share Exchange

	Wholly owning parent in
	Share Exchange	Wholly owned subsidiaries in Share Exchange
	SEGA SAMMY	Sammy NetWorks	SEGA TOYS	TMS ENTERTAINMENT
Allocation in connection with Share Exchange	1	333	0.33	0.26
(Note 1)	Share Allocation Ratios

SEGA SAMMY will furnish 333 shares per common share of stock of Sammy NetWorks, 0.33 shares per common share of stock of SEGA TOYS, and 0.26 shares per common share of stock of TMS ENTERTAINMENT, provided that SEGA SAMMY will not allocate shares in the Share Exchange in connection with shares that SEGA SAMMY holds, consisting of 24,804 common shares of stock of Sammy NetWorks, 11,250,000 common shares of stock of SEGA TOYS, and 23,549,000 common shares of stock of TMS ENTERTAINMENT. Such allocations may be changed through discussion and agreement between SEGA SAMMY and each of the companies if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

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(Note 2)	Number of Shares of Stock, Etc., to be Delivered in the Share Exchange

Pursuant to the Share Exchange, SEGA SAMMY expects to deliver 13,857,739 shares of common stock (with fractions of less than one share being discarded) broken down as follows: 6,420,240 shares for the shares of Sammy NetWorks, 3,394,413 shares for the shares of SEGA TOYS, and 4,043,086 shares for the shares of TMS ENTERTAINMENT. All such shares are to be taken from treasury stock held by SEGA SAMMY (31,317,329 shares as of June 30, 2010). SEGA SAMMY does not plan to issue any new shares. The total number of shares to be delivered in this Share Exchange has been calculated on the basis of 19,280 shares for all common shares issued and outstanding of Sammy NetWorks (excluding common shares of stock in Sammy NetWorks that SEGA SAMMY holds and treasury shares of stock that Sammy NetWorks holds), 10,286,100 shares for all common shares of stock of SEGA TOYS (excluding common shares of stock in SEGA TOYS that SEGA SAMMY holds), and 15,550,331 shares for all common shares of stock of TMS ENTERTAINMENT (excluding common shares of stock in TMS ENTERTAINMENT that SEGA SAMMY holds and treasury shares of stock that TMS ENTERTAINMENT holds), as of June 30, 2010.

Sammy NetWorks, SEGA TOYS, and TMS ENTERTAINMENT plan to retire all of the treasury shares held by each such company immediately prior to the acquisition by SEGA SAMMY pursuant to the Share Exchange of all issued shares of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT (excluding common shares of stock in Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT held by SEGA SAMMY) (including any treasury shares that each such company purchases in connection with any stock buyback request from opposing shareholders, as prescribed in Article 785(1) of the Companies Act of Japan, that is exercised at the time of the Share Exchange). Such retirement will be made by a resolution of the board of directors of each such company at a board meeting to be held no later than the day before the effective date of the Share Exchange. As of June 30, 2010, Sammy NetWorks holds 1,222 shares of Sammy NetWorks, TMS ENTERTAINMENT holds 5,053,770 shares of TMS ENTERTAINMENT, and SEGA TOYS does not hold any treasury shares.

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The number of shares that will be delivered as a result of the Share Exchange may differ from the above depending on, for example, the number of treasury shares that are to be actually retired by Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, as well as any issuance of shares by any of the relevant companies as a result of any exercise of stock warrants issued by such company.

(Note 3)	Treatment of Shares of Less Than a Trading Unit

All shareholders that come to hold shares of less than a single trading unit (i.e., 100 shares) of SEGA SAMMY (hereinafter “odd-lot shares”) in association with the Share Exchange may participate in any of the following programs in connection with shares of SEGA SAMMY. Odd-lot shares cannot be purchased or sold on a financial instruments exchange:
(i)	Buyback program for odd-lot shares (units of less than 100 shares)

Under this program instituted pursuant to Article 192(1) of the Companies Act of Japan, any holder of odd-lot shares of SEGA SAMMY may require that SEGA SAMMY buy back the odd-lot shares held by the shareholder.

(ii)	Top-up purchase program for odd-lot shares (top-up purchase of less than 100 shares)

Under this program instituted pursuant to Article 194(1) of the Companies Act of Japan and the articles of incorporation of SEGA SAMMY, any holder of odd-lot shares of SEGA SAMMY may require that SEGA SAMMY sell the number of shares to such holder which, together with the odd-lot shares that the holder holds, will amount to a trading unit of SEGA SAMMY.
(Note 4)	Treatment of fractions of less than a single share

If, in association with the Share Exchange, allocations of fractional shares of common stock of less than a single share of SEGA SAMMY are to be made to shareholders of SEGA TOYS and/or TMS ENTERTAINMENT, SEGA SAMMY will sell common shares of SEGA SAMMY in an amount equivalent to the total number

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of shares resulting from the sum of these fractions (with any resulting fraction in the total being discarded), and pay to these shareholders the proceeds thereof in proportion to the fractions that each holds in accordance with Article 234 of the Companies Act of Japan.
(4)	Treatment of Stock Warrants and Warrant Bonds in Connection with the Share Exchange

All stock warrants that are issued by Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT shall be acquired free of charge and retired pursuant to the acquisition clause by the date immediately preceding the effective date in the event that the Share Exchange Agreements have been approved at the respective relevant extraordinary general meetings of each company.

None of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has issued warrant bonds.
3.  Basis for Calculating Allocations in Connection with the Share Exchange
(1)	Basis for and Circumstances Surrounding Calculations

In order to achieve fairness and appropriateness in the share exchange ratios used for the Share Exchange, it was decided that each of the companies would invite an independent, unbiased and credible institution to perform the calculations. SEGA SAMMY selected Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., (“Mitsubishi UFJ Morgan Stanley”) and Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT selected PricewaterhouseCoopers Co., Ltd. (“PwC”) to perform such calculations.

Mitsubishi UFJ Morgan Stanley mainly used a market value analysis method (“Market Value Analysis”) to make calculations regarding SEGA SAMMY, because Mitsubishi UFJ Morgan Stanley determined that using a market value would enable fully appropriate results to be obtained given that SEGA SAMMY is listed on the First Section of the Tokyo Stock

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Exchange and has a market value as well as a substantial market capitalization and high liquidity in the trading market.
Market Value Analysis was also used for Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, since these companies are respectively listed on the TSE Mothers, JASDAQ, and the NSE Second Section, and market prices exist for each of these companies. For the calculation periods of the market values in the Market Value Analysis, Mitsubishi UFJ Morgan Stanley used a record date of August 25, 2010, and used such record date and the periods corresponding to one month, three months and six months prior to such record date in connection with SEGA SAMMY and, respectively, Sammy NetWorks and TMS ENTERTAINMENT, while for SEGA SAMMY and SEGA TOYS, the firm used such record date and the periods of one month and three months prior to such record date as well as the period dating from such record date back to the announcement of the illicit trading, with the closing price of each trading date during the respective periods for each of the relevant companies used as the basis of the calculations.

Mitsubishi UFJ Morgan Stanley also used an analysis based on a similar company comparison method, since several listed companies exist that can be used for this purpose for each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, and the firm also finally applied a discount cash flow analysis (“DCF Analysis”) in order to incorporate the conditions expected to affect future business activities into the evaluation.

The following is a summary of the results of the calculations performed by Mitsubishi UFJ Morgan Stanley of the share exchange ratios of each of the companies (setting forth the valuation range obtained from each

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calculation method, assuming that the value of one share of SEGA SAMMY is one):

Share Exchange Ratio Range
Method of Calculating Value	Sammy NetWorks	SEGA TOYS	TMS ENTERTAINMENT
Market Value Analysis	149~352	0.18~0.44	0.14~0.21
Similar Companies Comparison	311~486	0.11~0.19	0.14~0.21
DCF Analysis	322~638	0.23~0.46	0.22~0.38
In calculating the above share exchange ratios, Mitsubishi UFJ Morgan Stanley in principle used such information as that provided by each of the companies and their major subsidiaries and affiliates as well as information made available to the general public, and assumed that this data and information is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. It has also not made an independent assessment or evaluation in connection with the relevant assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of SEGA SAMMY, Sammy NetWorks, SEGA TOYS or TMS ENTERTAINMENT and their subsidiaries and affiliates, and has not requested an appraisal or evaluation from any independent institution. Moreover, it has been assumed that the financial forecasts obtained from each company have been prepared pursuant to the best forecasts and judgments that the management team of each company could reasonably obtain at such time. The calculations made by Mitsubishi UFJ Morgan Stanley reflect the above information and other relevant factors through August 25, 2010.
PwC used a market value-based calculation method in connection with SEGA SAMMY, since shares of SEGA SAMMY are listed on the First Section of the Tokyo Stock Exchange, and therefore a market value exists for them. A market value-based method was used in the calculations relating to Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, since their shares are respectively listed on the TSE Mothers, JASDAQ and the NSE Second Section, and therefore a market value exists for them. Moreover, in order to incorporate the conditions expected to affect future business activities into the evaluation, the firm also used the DCF method (the “DCF Method”).

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Under the market value-based calculation method, to account for recent market transactions in the shares of the companies, the volume-weighted average price and the final average price over the one-month, three-month and six-month periods immediately preceding and including August 25, 2010 were used in connection with the calculation of the share exchange ratios of SEGA SAMMY, Sammy NetWorks and TMS ENTERTAINMENT, and over the one-month and three-month periods immediately preceding and including such date in connection with the calculation of the share exchange ratios of SEGA SAMMY and SEGA TOYS. The following is a summary of the results of the calculations of the share exchange ratios performed by PwC (setting forth the valuation range obtained from each calculation method, assuming that the value of one share of SEGA SAMMY is one):

Calculation Range of Share Exchange Ratios
Calculation Method	Sammy NetWorks	SEGA TOYS	TMS ENTERTAINMENT
Market Value-Based Method	204~235	0.26~0.29	0.15~0.17
DCF Method	448~568	0.36~0.44	0.35~0.47
In calculating the above share exchange ratios, PwC in principle used such information as that provided by each of the companies and their major subsidiaries and affiliates as well as information made available to the general public, and assumed that this data and information is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. It has also not made an independent assessment, appraisal or evaluation in connection with the relevant assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of SEGA SAMMY, Sammy NetWorks, SEGA TOYS or TMS ENTERTAINMENT, and has not requested an appraisal or evaluation from any independent institution. Moreover, it has been assumed that the financial forecasts obtained from each company have been prepared pursuant to the best forecasts and judgment that the

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management team of each company could reasonably obtain at such time. The calculations of the share exchange ratios made by PwC reflect the above information and other relevant factors to date as of August 25, 2010.

In its results, PwC expresses no opinion concerning the fairness of the share exchange ratios it has calculated in relation to the Share Exchange.

Each of SEGA SAMMY, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has deliberated in good faith concerning the results of the share exchange ratio analyses submitted by the independent institutions referenced above, and has obtained approval for the same at its respective boards of directors meeting held today, thereby establishing the share exchange ratios to be used in the Share Exchange.

(2)	Relationships with Institutions Performing Calculations

Neither Mitsubishi UFJ Morgan Stanley nor PwC is a related to SEGA SAMMY, Sammy NetWorks, SEGA TOYS or TMS ENTERTAINMENT, and neither has a material relationship of interest requiring disclosure in connection with the Share Exchange.

(3)	Expectations and Cause of Delisting

As stated in 1. above, the final objective of the Share Exchange is not the delisting the common shares of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT. However, as a result of the Share Exchange, SEGA SAMMY will become the wholly owning parent of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT on December 1, 2010, the effective date of the Share Exchange. Consequently, the shares of common stock of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, which will become the wholly owned subsidiaries of SEGA SAMMY, will be delisted on November 26, 2010 in accordance with the delisting criteria stipulated by the respective financial instruments exchanges on which they are listed (the final trading date is scheduled to be November 25, 2010 (a Thursday)). Following delisting, shares of common stock of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT may not be traded on any such financial instruments exchange.

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Following the delisting of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, shares in SEGA SAMMY that are allocated to the shareholders of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT under the Share Exchange will be listed on the First Section of the Tokyo Stock Exchange. It will therefore be possible to trade shares in SEGA SAMMY on a financial instruments exchange starting on the effective date of the Share Exchange. We therefore believe that shareholders in Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT who respectively hold at least one share of Sammy NetWorks, at least 304 shares of SEGA TOYS and/or at least 385 shares of TMS ENTERTAINMENT will continue to enjoy liquidity in their shares, since they will receive an allocation of at least 100 shares of SEGA SAMMY (the trading unit of SEGA SAMMY shares) under the Share Exchange.

Shareholders who hold fewer than 304 shares of SEGA TOYS or 385 shares of TMS ENTERTAINMENT will receive an allocation of fewer than 100 shares in SEGA SAMMY (the trading unit of SEGA SAMMY shares), and consequently will not be able to sell these odd-lot shares on a financial instruments exchange. Nevertheless, such shareholders may take advantage of the buyback program as well as the top-up purchase program for odd-lot shares of SEGA SAMMY. Please see 2.(3)(Note 3) above regarding the details of these programs.

Please also see 2.(3)(Note 4) above regarding treatment in the event that an allocation of less than one share is received in connection with the Share Exchange.

Shareholders of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT will continue to be able to trade in their own shares through (tentatively) November 25, 2010, the final day of trading.

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(4)	Actions to Achieve Fairness

As of today’s date, SEGA SAMMY holds 56.3% of the shareholder voting rights of Sammy NetWorks, 52.2% of the shareholder voting rights of SEGA TOYS, and 60.4% of the shareholder voting rights of TMS ENTERTAINMENT. Consequently, in order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, SEGA SAMMY retained Mitsubishi UFJ Morgan Stanley as an independent institution to calculate the share exchange ratios set forth in (1) above. Using the results of these calculations, SEGA SAMMY conducted negotiations and discussions with Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, while SEGA SAMMY’s board of directors resolved today to implement the Share Exchange using the share exchange ratios set forth in 2.(3) above.

In order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has retained PwC as an independent institution to calculate the share exchange ratios set forth in (1) above. Using the results of these calculations, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT conducted negotiations and discussions with SEGA SAMMY, while the boards of directors of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT resolved today to implement the Share Exchange using the share exchange ratios set forth in 2.(3) above.

None of SEGA SAMMY, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has received any opinion from Mitsubishi UFJ Morgan Stanley or PwC, as the case may be, regarding the fairness of the share exchange ratios (i.e., a fairness opinion).

SEGA SAMMY has appointed the law firm of Mori Hamada & Matsumoto as its legal advisor, while each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has appointed the law firm of Soga Uryu & Itoga (“SUI”) as its legal advisor, with each of SEGA SAMMY, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT receiving legal advice concerning, among other things, appropriate procedures and responses in connection with the Share Exchange.

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(5)	Measures to Avoid Conflicts of Interest

As of today, SEGA SAMMY holds 56.3% of the shareholder voting rights of Sammy NetWorks, meaning that Sammy NetWorks constitutes a subsidiary of SEGA SAMMY. In order to avoid conflicts of interest, Sammy NetWorks director and the chairman of the board Hajime Satomi, who also serves as the chairman of the board and chief executive officer of SEGA SAMMY, and Sammy NetWorks director Hiroshi Nishida, who also serves as a director of TMS ENTERTAINMENT, did not participate in deliberations or voting in connection with the Share Exchange at the meeting of the board of directors of Sammy NetWorks held today. Moreover, Sammy NetWorks corporate auditor Mineo Enomoto, who also serves as a corporate auditor of SEGA SAMMY, and corporate auditor Tomio Kazashi, who also serves as the standing corporate auditor of SEGA SAMMY, did not attend the deliberations. With the exception of the two individuals noted above, all directors of Sammy NetWorks were present at the meeting of the board of directors, as was the other single corporate auditor of Sammy NetWorks (the outside auditor), and the directors present resolved unanimously to execute the share exchange agreement. Moreover, such corporate auditor expressed the opinion that the resolution of the board of directors to execute the share exchange agreement be approved.

As of today, SEGA SAMMY holds 52.2% of the shareholder voting rights of SEGA TOYS, meaning that SEGA TOYS constitutes a subsidiary of SEGA SAMMY. In order to avoid conflicts of interest, SEGA TOYS director and chairman of the board Hajime Satomi, who also serves as the chairman of the board and chief executive officer of SEGA SAMMY, did not participate in deliberations or voting in connection with the Share Exchange at the meeting of the board of directors of SEGA TOYS held today. Moreover, SEGA TOYS corporate auditor Tomio Kazashi, who also serves as the standing corporate auditor of SEGA SAMMY, did not attend the deliberations, nor did corporate auditor Tetsushi Ikeda, who also serves as an executive officer of SEGA SAMMY, or corporate auditor Kichitaro Mukai, who also serves as the standing corporate auditor of Sammy, which is a wholly owned subsidiary of SEGA SAMMY. With the exception of

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such director, all directors of SEGA TOYS were present at the meeting of the board of directors, as was the single other corporate auditor of SEGA TOYS, and the directors present resolved unanimously to execute the share exchange agreement. Moreover, such present corporate auditor expressed the opinion that the board of directors’ resolution to execute the share exchange agreement be approved.

As of today, SEGA SAMMY holds 60.4% of the shareholder voting rights of TMS ENTERTAINMENT, meaning that TMS ENTERTAINMENT constitutes a subsidiary of SEGA SAMMY. In order to avoid conflicts of interest, TMS ENTERTAINMENT director and chairman of the board Hajime Satomi, who also serves as chairman of the board and chief executive officer of SEGA SAMMY, as well as director Hiroshi Nishida, who also serves as a director of Sammy NetWorks, and director Tadashi Takezaki, who is also employed by SEGA, which is a wholly owned subsidiary of SEGA SAMMY, did not participate in deliberations or voting in connection with the Share Exchange at the meeting of the board of directors of TMS ENTERTAINMENT held today. Moreover, TMS ENTERTAINMENT corporate auditor Toshio Hirakawa, who also serves as a corporate auditor of SEGA SAMMY, did not attend the deliberations. With the exception of the three directors noted above, all directors of TMS ENTERTAINMENT attended the meeting of the board of directors, as did the other corporate auditors of TMS ENTERTAINMENT (three outside auditors), and the directors present resolved unanimously to execute the share exchange agreement. Moreover, all such other corporate auditors expressed the opinion that the board of directors’ resolution to execute the share exchange agreement be approved.

Also, as described in (4) above, SEGA SAMMY has appointed the law firm of Mori Hamada & Matsumoto as its legal advisor, while each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT has appointed SUI as its legal advisor, with each of SEGA SAMMY, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT receiving legal advice regarding, among other things, appropriate procedures and responses in connection with the Share Exchange.

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Moreover, on August 26, 2010, each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT received from SUI, which is not an interested party in respect of the controlling shareholder, an opinion stating that the implementation by each of these companies of procedures to become a wholly owned subsidiary of SEGA SAMMY under the Share Exchange will not disadvantage minority shareholders.
4.	Overview of Companies that are Parties to the Share Exchange (as of March 31, 2010)

(1)	Name	SEGA SAMMY HOLDINGS INC. (Wholly Owning Parent in Share Exchange)		Sammy NetWorks Co., Ltd. (Wholly Owned Subsidiary in Share Exchange)

(2)	Address	9-2 Higashi Shimbashi 1-chome, Minato-ku, Tokyo		1-31 Minami Aoyama 3-chome, Minato-ku, Tokyo

(3)	Title and Name of Representative	Chairman of the Board and Chief Executive Officer Hajime Satomi		President and Chief Executive Officer Masaaki Ono

(4)	Description of Business	Group management and administration as well as incidental business, as the holding company of a general entertainment corporate group		Planning, production and distribution, etc., of game-related content over, e.g., mobile phones and the internet

(5)	Capitalization	¥29,953,000,000		¥2,330,000,000

(6)	Date of Establishment	October 1, 2004		March 1, 2000

(7)	Total Number of Shares Issued and Outstanding	283,229,476 shares		45,306 shares

(8)	Settlement Date	March 31		March 31

(9)	Number of Employees	6,236 employees (consolidated)		162 employees (consolidated)

(10)	Main Customers and Suppliers	Sammy SEGA		NTT Docomo, Inc. KDDI Corporation Softbank Mobile Corp.

(11)	Main Banks	Bank of Tokyo-Mitsubishi UFJ Sumitomo Mitsui Banking Corporation Resona Bank Hokuriku Bank Bank of Yokohama		Bank of Tokyo-Mitsubishi UFJ Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Percentages of Shareholding	Hajime Satomi	15.38%	SEGA SAMMY HOLDINGS INC.	54.75%

		SEGA SAMMY HOLDINGS INC.	11.05%	Masaaki Ono	3.03%

		The Bank of Tokyo-Mitsubishi UFJ as standing agent for Mellon Bank N.A. Treaty Client Omnibus	6.45%	Japan Securities Finance Co., Ltd.	1.41%

		FSC LLC	5.00%	Japan Trustee Services Bank, Ltd.(trust account)	1.09%

		Sumitomo Mitsui Banking Corporation as standing agent for the Bank of New York Mellon as Depository Bank for Depository Receipt Holders	4.40%	Hideo Kuragaki	0.95%

		The Master Trust Bank of Japan, Ltd. (trust account)	4.32%	Takayoshi Mori	0.88%

		Japan Trustee Services Bank, Ltd.(trust account)	3.53%	The Bank of Tokyo-Mitsubishi UFJ as standing agent for Mellon Bank N.A. Treaty Client Omnibus	0.88%

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Japan Trustee Services Bank, Ltd.(trust account 9)	1.47%	The Master Trust Bank of Japan, Ltd. (trust account)	0.80%

Hong Kong Shanghai Bank Tokyo Branch as standing agent for State Street Bank and Trust Company	1.07%	The Nomura Trust and Banking Co., Ltd. (trust account)	0.71%

Mizuho Corporate Bank Settlement Sales Division as standing agent for State Street Bank and Trust Company 505225	1.00%	Nobukuni Sato	0.66%
(13)	Relationships Among Party Companies

Capital Relationships	SEGA SAMMY owns 24,804 common shares of Sammy NetWorks (54.75% of the total shares issued and outstanding)

Personal Relationships	One of the directors of SEGA SAMMY and one of the directors of TMS ENTERTAINMENT also serve as a director of Sammy NetWorks. Two of the corporate auditors of SEGA SAMMY also serve as outside auditors of Sammy NetWorks.

Transaction Relationships	N/A

Relevant Facts Concerning Related Parties	Sammy NetWorks is a consolidated subsidiary of SEGA SAMMY, and constitutes a related party.

(1)	Name	SEGA TOYS CO., LTD. (Wholly Owned Subsidiary in Share Exchange)		TMS ENTERTAINMENT, LTD. (Wholly Owned Subsidiary in Share Exchange)

(2)	Address	1-39 Hiroo 1-chome, Shibuya-ku, Tokyo		20-1 Nishi Shinjuku 7-chome, Shinjuku-ku, Tokyo

(3)	Title and Name of Representative	President and CEO Yoshiharu Suzuki		President Hideki Okamura

(4)	Content of Business	Planning, development, production and sales of toys		Animation business (planning, production, sales, distribution and export of animation products) and entertainment business (planning, development and management of entertainment facilities)

(5)	Capitalization	¥1,735,000,000		¥8,816,000,000

(6)	Date of Establishment	December 14, 1976		October 22, 1946

(7)	Total Number of Shares Issued and Outstanding	21,536,100 shares		44,153,101 shares

(8)	Settlement Date	September 30		March 31

(9)	Number of Employees	114 employees (consolidated)		297 employees (consolidated)

(10)	Main Customers and Suppliers	SPIN MASTER TOYS FAR EAST LIMITED Toys“R“Us-Japan, Ltd. Happinet Corporation Kawada Co., Ltd.		SEGA SEGA TOYS Sammy Toho Co., Ltd. Nippon Television Network Corporation

(11)	Main Banks	Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ		Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ

(12)	Major Shareholders and Percentages of Shareholding	SEGA SAMMY HOLDINGS INC.	52.23%	SEGA SAMMY HOLDINGS INC.	53.33%

		Sega Toys Employee Shareholders Association	1.47%	Nippon Television Network Corporation	4.52%

		Isao Kokubu	0.96%	Sumitomo Mitsui Banking Corporation	0.79%

		Morgan Stanley and Company International PLC (Standing Agent: Morgan Stanley Securities Japan Co Ltd.)	0.84%	Wataru Shibata	0.50%

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Shinji Nagata	0.74%	Mamoru Yonaga	0.46%

Daisaburo Sakurai	0.51%	Kenkichi Tai	0.41%

Japan Securities Finance Co., Ltd.	0.49%	Hisanao Mitsu	0.39%

Kenji Yokozeki	0.46%	Sonoko Co., Ltd.	0.33%

SBI Securities Co., Ltd.	0.45%	Moto Kitano	0.32%

Akihiko Kanai	0.41%	Chubu Securities Financing Co., Ltd.	0.31%
(13)	Relationships Among Party Companies

Capital Relationships	SEGA SAMMY holds 11,250,000 shares of common stock in SEGA TOYS (52.23% of the total shares issued and outstanding)	SEGA SAMMY holds 23,549,000 common shares of TMS ENTERTAINMENT (53.33% of the total shares issued and outstanding)

Personal Relationships	One of the directors of SEGA SAMMY also serves as a director of SEGA TOYS. One of the corporate auditors of SEGA SAMMY, one of the corporate auditors of Sammy, which is a wholly owned subsidiary of SEGA SAMMY, and one of the executive officers of SEGA SAMMY also serve as outside auditors of SEGA TOYS.	One of the directors of SEGA SAMMY, one of the directors of Sammy NetWorks, and one of the executive managers of SEGA CORPORATION, which is a wholly owned subsidiary of SEGA SAMMY, also serve as directors of TMS ENTERTAINMENT. One of the corporate auditors of SEGA SAMMY also serves as an outside auditor of TMS ENTERTAINMENT

Transaction Relationships	SEGA TOYS has borrowings from SEGA SAMMY	N/A

Relevant Facts Concerning Related Parties	SEGA TOYS is a consolidated subsidiary of SEGA SAMMY and constitutes a related party.	TMS ENTERTAINMENT is a consolidated subsidiary of SEGA SAMMY and constitutes a related party.
(14)	Management and Financial Performance over the Immediately Preceding Three Years

	SEGA SAMMY HOLDINGS INC.			Sammy NetWorks
	(Wholly Owning Parent in the Share Exchange)			(Wholly Owning Subsidiary in the Share Exchange)
	(Consolidated)			(Consolidated)
	March 2008	March 2009	March 2010	March 2008	March 2009	March 2010
Settlement Period	Settlement	Settlement	Settlement	Settlement	Settlement	Settlement
Consolidated net assets (¥1 million)	281,627	242,532	256,770	8,014	9,609	10,571
Consolidated total assets (¥1 million)	469,642	423,938	423,161	9,464	12,170	12,505
Consolidated net assets per share (¥)	1,030.09	882.47	937.80	181,714.86	217,632.66	240,004.54
Consolidated sales (¥1 million)	458,977	429,194	384,679	11,148	11,077	10,767
Consolidated operating income (¥1 million)	-5,829	8,363	36,712	1,693	2,247	2,601
Consolidated ordinary income (¥1 million)	-8,224	6,636	35,925	1,623	2,274	2,626
Consolidated net income (¥1 million)	-52,470	-22,882	20,269	358	1,703	1,246
Consolidated net income per share (¥)	-208.26	-90.83	80.46	8,166.15	38,653.12	28,296.42
Dividends per share (¥)	45.00	30.00	30.00	3,000	6,000	6,000

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	SEGA TOYS			TMS ENTERTAINMENT
	(Wholly Owning Subsidiary in the Share Exchange)			(Wholly Owning Subsidiary in the Share Exchange)
	(Consolidated)			(Consolidated)
	March 2008	March 2009	March 2010	March 2008	March 2009	March 2010
Settlement Period	Settlement	Settlement	Settlement	Settlement	Settlement	Settlement
Consolidated net assets (¥1 million)	3,415	3,328	2,133	15,008	14,580	12,813
Consolidated total assets (¥1 million)	6,736	6,602	6,327	18,960	17,864	16,054
Consolidated net assets per share (¥)	158.75	153.59	76.62	353.66	355.04	325.43
Consolidated sales (¥1 million)	16,816	18,947	17,139	14,970	14,175	13,296
Consolidated operating income (¥1 million)	-690	-87	-395	880	291	329
Consolidated ordinary income (¥1 million)	-759	-98	-412	862	279	390
Consolidated net income (¥1 million)	-814	-114	-1,666	528	67	-1,111
Consolidated net income per share (¥)	-37.88	-5.30	-77.40	12.43	1.63	-27.74
Dividends per share (¥)	—	—	—	7.50	7.50	7.50
5.	Status Following Share Exchange

(1)	Name	SEGA SAMMY HOLDINGS INC. (Wholly Owning Parent in the Share Exchange)

(2)	Address	9-2 Higashi Shimbashi 1-chome, Minato-ku, Tokyo

(3)	Title and Name of Representative	Chairman of the Board and Chief Executive Officer Hajime Satomi

(4)	Content of Business	Group management and administration as well as incidental business, as the holding company of a general entertainment corporate group

(5)	Capitalization	¥29,953,000,000

(6)	Settlement Date	March 31

(7)	Net Assets	Not yet determined

(8)	Total Assets	Not yet determined
6.	Summary of Accounting

The Share Exchange constitutes, out of transactions, etc., under common control, an additional acquisition of shares of subsidiaries by SEGA SAMMY from minority shareholders of Sammy NetWorks, SEGA TOYS and TMS

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ENTERTAINMENT. It is expected that goodwill (or negative goodwill) will appear in the consolidated financial statements of SEGA SAMMY in association with the Share Exchange, but at present, no determination has been made as to the amount of goodwill (or negative goodwill) that will be generated.
7.	Future Prospects

Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT are already consolidated subsidiaries of SEGA SAMMY, so the Share Exchange is expected to have only a minimal impact on the performance of each of SEGA SAMMY, Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, both on a consolidated and individual basis.

8.	Matters Concerning Transactions among Controlling Shareholders, Etc.

The Share Exchange constitutes a transaction (or similar activity) with a controlling shareholder for each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT.

Each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT believes that it has not been the subject of any interference from SEGA SAMMY or any of the companies in SEGA SAMMY’s group in respect of the conduct of business activities of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT, respectively, and each recognizes that it will retain a certain degree of independence. Moreover, these companies engage in transactions with SEGA SAMMY and other companies in the group using the same standards that are used in transactions with other companies, and are not subject to any restrictions as a result of their capital affiliation.

Each of Sammy NetWorks, SEGA TOYS and TMS ENTERTAINMENT retains independence of management following the Share Exchange as described above and furthermore has taken measures to ensure fairness and avoid conflicts of interest in accordance with the actions set forth in items 3.(4) and 3.(5) above, and consequently, we have determined that the Share Exchange is consistent with the “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc., with a Controlling Shareholder” of Sammy NetWorks,

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as well as the “Other Special Circumstances that may have a Material Impact on Corporate Governance,” which sets forth similar guidelines for SEGA TOYS and TMS ENTERTAINMENT.

The “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc., with a Controlling Shareholder” set forth in the Report Concerning Corporate Governance disclosed by Sammy NetWorks on July 1, 2010 and the “Other Special Circumstances that may have a Material Impact on Corporate Governance” set forth in the Report Concerning Corporate Governance disclosed by SEGA TOYS on June 15, 2010 and TMS ENTERTAINMENT on June 30, 2010, state the following in respect of the relevant companies:
Sammy NetWorks
We provide internet services, for which we receive significant creative works from Sammy, a member of the SEGA SAMMY group. We pay copyright fees as consideration for this. In these transactions, we engage in dealings that are fair and appropriate in respect of the general standards of society at large.
We believe that, under this transaction policy and because we have built an independent management framework, we are not subject to any restrictions upon our business activities and that minority shareholders are protected, even though we are a member of our parent company group.
SEGA TOYS
Our company engages one director and three corporate auditors from the SEGA SAMMY group for the purpose of sharing in the group’s vision, enhancing corporate governance and obtaining advice concerning overall business strategies. Nevertheless, in our execution of individual business transactions, we strive to grow in a spirit of independence and self-reliance. We maintain a fair and appropriate business relationship in our transactions with our parent company SEGA SAMMY, as well as each of the group companies in which the parent company holds shares, just as we do in all of our transactions.
TMS ENTERTAINMENT
In order to share in the group’s vision, enhance corporate governance and obtain advice concerning overall business strategies, we engage directors and a corporate auditor from the SEGA SAMMY group, but in our execution of individual business transactions, we reach decisions independently and maintain a certain degree of independence.
On August 26, 2010, Sammy NetWorks obtained an opinion from SUI, which is not an interested party in respect of the controlling shareholder, stating that the procedures by which Sammy NetWorks will become a wholly owned subsidiary of

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SEGA SAMMY as a result of the Share Exchange will not disadvantage minority shareholders. This opinion was given based on a comprehensive review by SUI determining that, among other things, given that Sammy NetWorks investigated the purposes of the Share Exchange from the perspective of whether the Share Exchange would improve its own value and given the findings of such investigation, it is not unreasonable to believe that the Share Exchange will help to improve the value of Sammy NetWorks, that substantive negotiations of the share exchange ratio have been conducted based on an evaluation of share value by PwC, which is a third party institution engaged in the business of such evaluations that is independent from Sammy NetWorks and SEGA SAMMY, and that the shareholding ratio determined as a result thereof adds a premium to the market price of the shares of Sammy NetWorks and, in addition to shareholders receiving the opportunity to benefit from the increase in corporate value of the SEGA SAMMY group by continuing to hold the shares of SEGA SAMMY, they have the opportunity to sell their shares on the market at a suitable price.
On August 26, 2010, SEGA TOYS obtained an opinion from SUI, which is not an interested party in respect of the controlling shareholder, stating that the procedures by which SEGA TOYS will become a wholly owned subsidiary of SEGA SAMMY as a result of the Share Exchange will not disadvantage minority shareholders. This opinion was given based on a comprehensive review by SUI determining that, among other things, given that SEGA TOYS investigated the purposes of the Share Exchange from the perspective of whether the Share Exchange would improve its own value and given the findings of such investigation, it is not unreasonable to believe that the Share Exchange will help to improve the value of SEGA TOYS, that substantive negotiations of the share exchange ratio have been conducted based on an evaluation of share value by PwC, which is a third party institution engaged in the business of such evaluations that is independent from SEGA TOYS and SEGA SAMMY, and that in this share exchange ratio determined as a result thereof, a premium has been added to the market value of the shares of SEGA TOYS, which ensures that the shareholders of SEGA TOYS have an opportunity to benefit from the increase in the value of the SEGA SAMMY group as a result of continuing to hold shares in SEGA SAMMY, as well as an opportunity to sell at a suitable price on the market.

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On August 26, 2010, TMS ENTERTAINMENT obtained an opinion from SUI, which is not an interested party in respect of the controlling shareholder, stating that the procedures by which TMS ENTERTAINMENT will become a wholly owned subsidiary of SEGA SAMMY as a result of the Share Exchange will not disadvantage minority shareholders. This opinion was given based on a comprehensive review by SUI determining that, among other things, given that TMS ENTERTAINMENT investigated the purposes of the Share Exchange from the perspective of whether the Share Exchange would improve its own value and given the findings of such investigation, it is not unreasonable to believe that the Share Exchange will help to improve the value of TMS ENTERTAINMENT, that substantive negotiations of the share exchange ratio have been conducted based on an evaluation of share value by PwC, which is a third party institution engaged in the business of such evaluations that is independent from TMS ENTERTAINMENT and SEGA SAMMY, and that the shareholding ratio determined as a result thereof adds a premium to the market price of the shares of TMS ENTERTAINMENT and, in addition to shareholders receiving the opportunity to benefit from the increase in corporate value of the SEGA SAMMY group by continuing to hold the shares of SEGA SAMMY, they have the opportunity to sell their shares on the market at a suitable price.
— End

(Reference)	Projected consolidated performance of SEGA SAMMY during the current period (portion announced on May 14, 2010), and consolidated performance in the previous period.
(Unit: ¥1 million)

	Consolidated	Consolidated	Consolidated	Consolidated Net
	Sales	Operating Profit	Ordinary Profit	Profit
Projected performance for the current period (March 2011)	400,000	40,000	39,000	22,000
Performance in the previous period (March 2010)	384,679	36,712	35,925	20,269

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